Eight Pines Securities, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (177,603)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from affiliate	195,120
Prepaids and other assets	(11,973)
Accounts payable	(6,428)
Net cash provided by operating activities	(884)
DECREASE IN CASH AND CASH EQUIVALENTS	(884)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,576
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,692

See notes to financial statements.